Contact

www.linkedin.com/in/bkroetz
(LinkedIn)
www.propeller.la (Company)

Top Skills

Nonprofit Organizations
Fundraising
Volunteer Management

Ben Kroetz

COO
Bangor, Maine, United States

Summary

A self-motivated digital engagement professional with over fifteen years of experience managing supporter communities, creating and implementing multi-channel fundraising and advocacy strategies, driving innovation and growth, building teams, and developing the systems and tools necessary to win. Driven by data analysis, but inspired by people and outcomes.

Experience

Propeller.la
COO
January 2018 - Present (6 years 4 months)
Bangor, Maine, United States

• Responsible for all aspects of the company's nonprofit client relationships – from the business development work of sales and acquisition to crafting campaign strategy, bottom-lining its implementation and reporting on the results.

• Oversee compliance to ensure all the company's policies as well as hiring, employment and security practices are up to date with the most recent laws and regulations. Also manage all third party contracts and agreements.

• Project manage all technology development of the platform in addition to maintaining the company's entire technology stack and integrations with third party systems.

• Tasked with building budgets and revenue projections, crafting messaging for potential customers and investors, defining roles and acquiring new staff talent, testing, and doing whatever else is necessary to grow the business on a daily basis.

• In first two years, helped triple the user base, build a new model for acquisition, increase sales by 400% and more than double revenue.

Greenpeace
9 years 11 months

Special Project Lead

January 2017 - January 2018 (1 year 1 month)
Denver, CO

Led a special project for the 2017 fiscal year that worked across the organization to do the following with an ultimate goal of changing how Greenpeace USA recruits and retains new supporters and involves them in the movement for a green and peaceful future:

• Testing for more cost-effective sources of new monthly donors.

• Diversifying acquisition channels so that we are not overly reliant on any one source.

• Scaling up the lead acquisition sources and donor conversion methods that are known to work.

• Better coordinating all acquisition work and driving integration with an increased level of intentionality through existing projects and output that is already happening across the organization.

• Ensuring that the systems and other support mechanisms needed to do the work are in place and well-functioning.

Director of Online Strategy
June 2013 - December 2016 (3 years 7 months)
Denver, CO

• Responsible for creating and implementing a supporter-centric engagement strategy for the organization as well as for managing a diverse team of 12 digital professionals.

• Works closely with the Chief Development Officer as well as other program department directors to oversee the implementation of a consistent supporter experience in order to raise money, develop volunteers and deepen relationships overall.

• Sets and manage online fundraising budgets and operational budgets for digital engagement work – including acquisition investment decisions and digital tools.

• Develops and oversees engagement systems for the organization such as CMS and CRM tools.

• Advises the Executive Director and Senior Management Team in building power and presence in the US to strengthen Greenpeace's voice in protecting the environment and inspiring action.

• Overseen a 40% increase in online revenue and tripled the size of Greenpeace USA's active list since taking over as the Director of Online Strategy.

Senior Online Strategist
March 2011 - June 2013 (2 years 4 months)
Denver, CO

• Managed a diverse team who were responsible for email advocacy and fundraising as well as the social media, SMS and testing at Greenpeace USA. Ensuring overall consistency and an optimal supporter experience for the organization.

• Advocated for the creation of a global volunteer lab to share best practices across the organization and provided input into the creation of a Digital Mobilisation Lab.

• Served on the Greenpeace Digital Management Team that oversaw a $4 million annual digital product development budget for the global organizational program.

• Oversaw a 35% increase in overall online fundraising in the first full year in the position as well as more than doubling the size of Greenpeace USA's active email list.

Online Organizer
March 2008 - March 2011 (3 years 1 month)
New York City, New York

• Developed, implemented and managed online to offline campaign pushes and online organizing strategy – including social media – for Greenpeace USA.

• Fundamental in the creation of a remote volunteer activist program that utilizes online organizing best practices to support high level activist in the field. Recruiting and training over 2,000 volunteers in the first two years.

• Launched what was at the time the most successful online list building push in the history of Greenpeace USA in the spring of 2010 to pressure President Obama on the issue of whaling.

• Worked closely with senior management to create a department specifically focused on Internet strategy.

TrueMajority
Field Director / Online Organizer
March 2007 - March 2008 (1 year 1 month)
Denver, CO

• Wrote and constructed email alerts and online action pages designed specifically to accomplish the organizational objectives of fundraising and list growth.

• Developed and tested online to offline campaigns and created tools that supported the local fieldwork of volunteer activists. Managed the website and social media content.

• Worked to combine TrueMajorityAction's online organizing program with USAction's field program after the two organizations merged in September of 2007.

Look Forward
Co-Executive Director / Founder
November 2004 - July 2007 (2 years 9 months)
Colorado

Founded and developed a Colorado-focused, online-based grassroots organization that consisted of a federal PAC and multiple small donor committees. Planned and executed fundraising events, speaking appearances for elected officials and candidates and local electoral outreach. Worked with volunteers to execute local campaigns.

SEIU Local 105
Organizer
June 2005 - October 2006 (1 year 5 months)
Denver, CO

Organized Colorado state and Boulder county employees by giving them the skills they needed to form their own union while working closely with community and political leaders to build support for their campaign.

MoveOn.org
Political Organizer
September 2004 - November 2004 (3 months)
Boulder, CO

Was a part of MoveOn's 2004 "Leave no Voter Behind" GOTV effort around the 2004 Presidential election.

I used a newly developed cloud-based CRM to Recruit and manage over 150 volunteers in coordinating a grassroots get-out-the-vote effort during the 2004 presidential election. And worked to develop volunteer training techniques and was responsible for creating and organizing the office data systems.

Fund for Public Interest Research
Team Captain
June 2004 - September 2004 (4 months)
Boulder, CO

Raised money and campaigned for the successful passage of a renewable energy standard in the state of Colorado by leading a street canvass team each day. Finished as a top ten canvasser nationally in July 2004.

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Education

Ohio University
BA, Philosophy